SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Novume Solutions, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

67012D106
(CUSIP Number)

Dr. Richard A. Nathan, Novume Solutions, Inc. 14420 Albemarle Point Place, Suite 200 Chantilly, VA 20151 (703) 953-3838
(Name, address and telephone number of person authorized to receive notices and communications)

December 10, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .o

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Richard A. Nathan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,614,2014(2)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,614,2014(2)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,2014(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(1)
14	TYPE OF REPORTING PERSON IN
(1) See Item 5 below.

CUSIP No. 67012D106

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Novume Solutions, Inc., a Delaware corporation (the “Issuer”) and warrants to purchase Common Shares of the Issuer. The address of the executive offices of the Issuer is 14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a), (b), (c), (d), (e) and (f). This Schedule 13D is being filed by Dr. Richard A. Nathan, an individual. Dr. Nathan serves as a Director on the Board of Directors of the Issuer. His business address is identical to the business address of the Issuer as reported in Item 1 above. Dr. Nathan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, orprohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Nathan is citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Common Shares reported in this Schedule 13D are the subject of Avon Road Partners, L.P.’s, a Delaware limited partnership (“Avon”), exercise of options (the “Options”) to purchase 1,593,021 Common Shares of the Issuer from Dr. Nathan at an exercise price of $0.5155 per Common Share, on December 10, 2018, pursuant to the Amended and Restated Option Agreement by and between Avon, Dr. Richard Nathan, and Mr. James K. McCarthy (the “Amended and Restated Option Agreement”), the form of which was previously filed with the Securities and Exchange Commission (the “SEC”) by the Issuer.

ITEM 4. Purpose of Transaction.

All of the securities owned by Dr. Nathan have been acquired for investment purposes. Dr. Nathan presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Pursuant to the Amended and Restated Option Agreement, Avon exercised the Option to purchase 1,593,021 Common Shares of the Issuer from Dr. Nathan at a price of $0.5155 per share.

In the future there may be additional issuances of stock options, restricted stock, restricted stock units, or other equity grants to Dr. Nathan in connection with his service on the Board of Directors of the Issuer which could result in the acquisition of additional beneficial ownership of Common Shares of the Issuer.

Dr. Nathan also reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Pursuant to the Amended and Restated Option Agreement, Avon exercised the Option to purchase 1,593,021 Common Shares of the Issuer from Dr. Nathan at a price of $0.5155 per share. As a result, Dr. Nathan holds directly 1,593,020 Common Shares of the Issuer.

In addition, Dr. Nathan holds Unit Warrant to purchase 4,849 shares of our common stock at a $1.031 exercise price and (iii) 16,155 shares of our common stock acquirable through the conversion of 10,000 shares of the Issuer’s Series A Preferred Stock at a $6.19 conversion price.

Dr. Nathan may be deemed to be the beneficial owner with sole voting and dispositive power of 1,614,024 shares in the aggregate of Common Stock, or 8.59% of the class of securities.

The calculation of percentage ownership is based on 18,767,619 shares of Common Shares outstanding as of November 9, 2018, as reported on the Issuer’s Quarterly Report for the period ended September 30, 2018.

(c) During the last 60 days, the following transactions in the Issuer’s Common Shares by the Reporting Persons occurred, as previously reported in the Form 4 filed with the SEC on December 11, 2018 by Dr. Nathan:

Seller	Trade Date	Sale of Common Shares	Price Per Share ($)
Richard A. Nathan	12/10/2018	1,593,021 (1)	$0.5155

1. Pursuant to the Amended and Restated Option Agreement, Avon exercised its Option to purchase the shares from Dr. Nathan.

Other than the foregoing, no transactions in the Issuer’s Common Shares have been effected by the Reporting Persons in the last sixty (60) days.

(c) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Nathan and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for the Amended and Restated Avon Road Option Agreement as set forth above in Item 5 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018	By:	/s/ Dr. Richard A. Nathan
Dr. Richard A. Nathan